NEWS RELEASE

                                        Contact: Steven R. Bower
                                                 Collins & Aikman Corporation
                                                 (704) 548-2382


 COLLINS & AIKMAN COMPLETES ACQUISITION OF MANCHESTER PLASTICS
         Charlotte, North Carolina -- January 3, 1996, -- Collins & Aikman Corporation (NYSE:CKC) announced today that it has completed the acquisition of Larizza Industries, Inc., whose sole operating unit is Manchester Plastics, for a purchase price of approximately $144 million. In addition, approximately $40 million of Larizza debt was extinguished. The acquisition and related fees and expenses have been financed with a $197 million credit facility arranged by Chemical Bank.
         Mr. Thomas E. Hannah, Chief Executive Officer of Collins & Aikman, commented, "The acquisition of Manchester advances Collins & Aikman's automotive growth strategy by adding a broad range of molded plastic components to our existing market leading automotive interior lines. A strong book of future business is currently expected to increase Manchester's sales per North America build from $12 presently to nearly $20 per vehicle by the end of the decade." Mr. Hannah added, "The Manchester acquisition also complements the other dimension of our automotive growth strategy which is to develop European production capabilities for both existing and new product lines."
         Manchester Plastics, a maker of automotive door panels, headrests, floor console systems and instrument panel components, is the sole operating unit of Larizza Industries,


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Inc., which has been renamed Manchester  Plastics,  Inc. Manchester is a leading designer and manufacturer of high quality plastics-based components and systems used in the interior of automobiles, light trucks, sport utility vehicles and minivans. It serves the North American automakers from eight manufacturing plants in the United States and Canada. Edward W. Wells will continue as president of Manchester Plastics and will report to Mr. Hannah.


         Collins & Aikman Corporation is a leader in each of its three business segments. In Automotive Products, it is the largest supplier of interior textile trim products to the North American auto industry. In Interior Furnishings, it is the largest manufacturer of residential upholstery fabrics and a leading manufacturer of specified contract carpet products. In Wallcoverings, it is the largest producer of residential wallpaper in the United States. Within these three segments, the Company holds a number one or a number two position in each of its eight major product lines, which together approximate more than 80% of its total net sales.
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